EXHIBIT 99.1

Fury Appoints Vice President, Project Development

TORONTO, April 07, 2026 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce the appointment of Mario Courchesne as Vice President, Project Development, effective immediately.

Mr. Courchesne brings over 40 years of experience in engineering, process development, feasibility studies, due diligence, construction, operations, site infrastructure, and demolition. His extensive background provides a comprehensive understanding of all project phases within the minerals industry. He spent a significant portion of his career in the gold sector with Cambior, served as a department and project manager for engineering firms, participate in developing Stornoway Diamonds Mine from feasibility study-level to production and worked for Rio Tinto in Labrador City. He is a Mining Engineering graduate from Laval University and a Professional Engineer in the province of Quebec since 1984.

“We are excited to welcome Mario to the Fury team. His appointment represents a significant milestone for Fury as we advance Eau Claire toward development and ultimately a mining scenario,” said Tim Clark, CEO of Fury. “Mario brings extensive experience in advancing mining projects from exploration into production, which will be instrumental as we continue to unlock Eau Claire’s value. As we move forward with our technical programs and strategic initiatives, Mario will play a key role in ensuring disciplined execution and project optimization, de-risking Eau Claire and advancing it toward feasibility study level.”

In this newly created role, Mr. Courchesne will be responsible for leading and managing all aspects of the advancement of Eau Claire from exploration-stage through to PFS/feasibility and, ultimately, into construction and operations. He will serve as the technical and strategic lead for the project, coordinating cross-functional teams, managing external consultants and contractors, and interfacing with regulators, communities, and stakeholders.

Fury also announces the resignation of Bryan Atkinson, Senior Vice President, Exploration, effective April 30, 2026, who is leaving the Company to pursue an exciting career opportunity. The Company wishes Bryan every success in his future endeavours and thanks him for his contributions over the past 10 years. Mr. Atkinson will serve in an advisory capacity to the Company after April 30, 2026 to provide continuity and support.

The ongoing drill program at Eau Claire will continue under the guidance of the Company’s geological team, which is led by Ms. Valerie Doyon, Fury’s Senior Geologist.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 5.8% equity position in Contango Silver and Gold Inc. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Salisha Ilyas, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This news release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Specific forward-looking statements contained in this news release includes information relating to the Company’s ongoing exploration program at the Eau Claire project.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2025 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company's Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.